

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Michael O'Connor
Chief Executive Officer
Rainmaker Worldwide Inc.
271 Brock Street
Peterborough, Ontario Canada K9H 2P8

  Re: Rainmaker Worldwide Inc.
    Registration Statement on Form 10
    Filed July 19, 2021
    File No. 000-56311

Dear Mr. O'Connor:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed on July 19, 2021

Item 1. Business, page 2

1. Please revise your first paragraph to more prominently disclose that you had revenues of $0 and $189,237 and net losses of $22,645,794 and $8,019,386 for the years ended December 31, 2020 and 2019, respectively, and that as of March 31, 2021, you had no revenue and a net loss of $1,774,323.

2. In your first paragraph you state you are "currently developing Water-as-a-service projects in various locations around the globe" and you subsequently disclose that you have "concurrently planned and implemented various WaaS projects in Turks and Caicos, Bahamas and Sri Lanka." Please expand your disclosure in the first paragraph to explain the current status of your projects.

3. Please clarify what you mean when you state at the end of this section that "[w]ith project

implementation believed to be imminent, we expect these pressures to ease and anticipate the emergence of a growth phase for the Company."

Current Projects , page 6

4. Please tell us why you have not included the reference to a project in the Bahamas as you do on page 3.

Item 5 Directors and Executive Officers, page 19

5. Please tell us why you have not included Kelly White who appears to be your VP of Finance in this table.

Item 6 Executive Compensation, page 20

6. Please revise to provide the executive compensation disclosure required by Item 402 of Regulation S-K.   Also, please reconcile the amounts identified in this section with the amounts disclosed in Note 10 to the financial statements on page F-18.

Note 19 Subsequent Events, page F-22

7. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A. This comment also applies to your interim financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at (202) 551-3645 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arthur Marcus